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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. __)


                              DEL WEBB CORPORATION
                                (Name of Issuer)


COMMON STOCK, PAR VALUE $.001 PER SHARE                          947423-10-9
---------------------------------------                          -----------
    (Title of class of securities)                              (CUSIP number)


                             ROBERT TODD LANG, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                 AUGUST 31, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



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NY2:\951018\08\KDT608!.DOC\18838.0089

-----------------------------------------------------------------                -------------------------------------------------
CUSIP No. 947423-10-9                                                                                          Page 2
-----------------------------------------------------------------                -------------------------------------------------
----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Avatar Holdings Inc.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   23-1739078
----------------- ------------------------------------------------------------------------------------------------ ---------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (A) [_]
                                                                                                                          (B) [_]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           WC

----------------- ------------------------------------------------------------------------------------------------ ---------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            932,200
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       932,200
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   932,200

----------------- ------------------------------------------------------------------------------------------------ ---------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.1 %

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO

----------------- ----------------------------------------------- ----------------------------------------------------------------



           SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.         Security and Issuer.
                -------------------

                     The title and class of equity security to which this statement on Schedule 13D relates is the common stock, par value $.001 per share ("Common Stock"), of Del Webb Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 6001 North 24th Street, Phoenix, Arizona 85016.

Item 2.         Identity and Background.
                -----------------------

                     This statement is filed by Avatar Holdings Inc. ("Avatar"). Avatar is a Delaware corporation with its principal executive offices located at 201 Alhambra Circle, Coral Gables, Florida 33134. The principal business activity of Avatar is real estate operations, primarily the development of active adult communities in Florida and residential communities in Florida and Arizona.

                     The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Avatar are set forth on Schedule A hereto.

                     During the last five years neither Avatar, nor, to its knowledge, any of its directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.
                -------------------------------------------------

                     The aggregate amount of funds used by Avatar in making the purchases of the shares of Common Stock beneficially owned by Avatar as of September 7, 2000, was $18,828,373 (including commissions and fees). The source of funds used to purchase these shares of Common Stock was Avatar's working capital.

                     The aggregate amount of funds used by Gerald D. Kelfer (Avatar's President and Chief Executive Officer) in making the purchases of the shares of Common Stock beneficially owned by him as of September 7, 2000, was $2,355.10 (including commissions and fees). The source of funds used to purchase these shares of Common Stock was his personal funds.

Item 4.         Purpose of Transaction.
                ----------------------

                     Avatar began purchasing shares of Common Stock in September 1999. Avatar acquired shares because, in its opinion, the Common Stock was undervalued by the market. Avatar also acquired shares of Common Stock because it was considering the possibility of proposing a business combination with the Company or of attempting to acquire control of the Company, at some future date.

                     Avatar continues to believe the Common Stock is undervalued by the market. Avatar has no immediate plans or proposals to seek a business combination or to attempt to acquire control of the Company. However, Avatar continues to consider each of these alternatives and may determine to pursue one or more of them.

                     Avatar has communicated or presently intends to communicate, directly or through intermediaries, with the Company's management, other securityholders of the Company, and other interested parties concerning matters relating to the business and affairs of the Company, including steps to increase stockholder value.

                     Gerald D. Kelfer acquired his shares of Common Stock primarily to become a stockholder of the Company and receive stockholder information.

                     Avatar and, to its knowledge, its directors and executive officers, may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market, privately negotiated transactions or otherwise.

                     Although the foregoing represents the range of activities presently contemplated by Avatar and, to its knowledge, its directors and executive officers, with respect to the Company, it should be noted that the possible activities of Avatar and its directors and officers are subject to change at any time.

                     Except as set forth above, neither Avatar nor, to its knowledge, any of its directors or executive officers, has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.
                ------------------------------------

                     (a) The responses of Avatar to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of September 7, 2000, Avatar beneficially owned 932,200 shares of Common Stock, representing approximately 5.1% of the outstanding shares of Common Stock (the outstanding shares of Common Stock, 18,326,955, being based on the number of shares outstanding as of April 30, 2000, as reported in the Company's Form 10-Q for the quarterly period ended March 31, 2000).

                     To Avatar's knowledge, none of its directors or executive officers beneficially owns any shares of Common Stock, except Gerald D. Kelfer, who beneficially owns 100 shares of Common Stock. Each director and executive officer disclaims beneficial ownership of any shares of Common Stock beneficially owned by Avatar.

                     (b) The responses of Avatar to (i) Rows (7) through (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

                     Gerald D. Kelfer has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all shares of Common Stock that he beneficially owns.

                     (c) During the past sixty days, Avatar effected the following transactions in the Common Stock:


          Date of          Amount of        Price per            Where and
        Transaction        Securities         Share*            How Effected
        -----------        ----------         ------            ------------
          8/18/00        16,500 shares        $20.25         Nasdaq (purchase)
          8/24/00        23,500 shares        $20.25         Nasdaq (purchase)
          8/28/00        25,000 shares       $19.907         Nasdaq (purchase)
          8/29/00        20,000 shares       $19.8875        Nasdaq (purchase)
          8/31/00        18,500 shares        $22.20         Nasdaq (purchase)

    -----------------------------
    * Excludes commissions and fees.


                     To Avatar's knowledge, none of its directors or executive officers have had any transactions in the Common Stock that were effected in the past sixty days.

                     (d) Not applicable.

                     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
                -------------------------------------------------------------

                     Neither Avatar nor, to its knowledge, any of its directors or executive officers are parties to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Company.

Item 7.         Materials to be Filed as Exhibits.
                ---------------------------------

                     None.

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            AVATAR HOLDINGS INC.

                            By: Gerald D. Kelfer
                                ---------------------------------------------
                                Name: Gerald D. Kelfer
                                Title: President and Chief Executive Officer




Date:  September 8, 2000
















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
                                                                    SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              AVATAR HOLDINGS INC.
                              --------------------


The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Avatar Holdings Inc. is set forth below. Unless otherwise specified, the business address of each person listed below is 201 Alhambra Circle, Coral Gables, Florida 33134. Unless otherwise specified, each person is a citizen of the United States of America.

                                                                                       Principal Occupation, If Other Than As An
Name and Business Address                 Position With Avatar                         Executive Officer Of Avatar
-------------------------                 --------------------                         -----------------------------------------
Milton Dresner                            Director                                     Founding Partner, The Highland Companies,
Highland Companies                                                                     a diversified real estate development and
28777 Northwestern Highway                                                             management organization
Southfield, MI  48034

Gerald D. Kelfer                          Vice Chairman of the Board; Chairman of
                                          the Executive Committee of the Board;
                                          President and Chief Executive Officer

Leon Levy                                 Chairman of the Board                        General Partner, Odyssey Partners, L.P., a
Odyssey Partners, L.P.                                                                 private investment partnership
280 Park Avenue
New York, NY  10017

Martin Meyerson                           Director                                     President Emeritus and Professor of Policy
225 Van Pelt Library                                                                   and Planning, University of Pennsylvania;
University of Pennsylvania                                                             President, FISCIT (Switzerland/U.S.)
34th and Walnut Streets
Philadelphia, PA  19104

Gernot H. Reiners *                       Director                                     Principal, Sage Consult L.L.C., a real
Sage Consult L.L.C.                                                                    estate and financial consulting business
22 Rocky Point Road
Old Greenwich, CT  06874

Kenneth T. Rosen                          Director                                     Professor of Business Administration and
Rosen Consulting Group                                                                 Chairman of the Fisher Center for Real
1995 University Ave.                                                                   Estate and Urban Economics, University of
Berkeley, CA  94704                                                                    California, Berkley; President, Rosen
                                                                                       Consulting Group, a real estate consulting
                                                                                       business; Chief Executive Officer, Lend
                                                                                       Lease Rosen Real Estate Securities, a
                                                                                       registered investment advisor


                                       7

                                                                                       Principal Occupation, If Other Than As An
Name and Business Address                 Position With Avatar                         Executive Officer Of Avatar
-------------------------                 --------------------                         -----------------------------------------

Fred Stanton Smith                        Director                                     Vice Chairman of the Board, The Keyes
2801 Natoma St.                                                                        Company, a real estate brokerage,
Coconut Grove, FL  33133                                                               financing, management, insurance and
                                                                                       development firm

William G. Spears                         Director                                     Principal, W.G. Spears, Grisanti & Brown
W.G. Spears, Grisanti & Brown LLC                                                      LLC, a registered investment advisor
45 Rockefeller Plaza
New York, NY  10011

Henry King Stanford                       Director                                     President Emeritus, The University of
510 W. Lamar St.                                                                       Miami; President Emeritus, University of
Americus, GA  31709                                                                    Georgia



Jonathan Fels                             President, Avatar Properties Inc.

Dennis J. Getman                          Executive Vice President and General
                                          Counsel

Juanita I. Kerrigan                       Vice President and Secretary

Michael Levy                              Executive Vice President and Chief
                                          Operating Officer, Avatar Properties Inc.

Charles L. McNairy                        Executive Vice President and Treasurer

Michael S. Rubin                          President, Avatar Retirement Communities,
                                          Inc.

Lawrence R. Sherry                        Executive Vice President and Chief
                                          Financial Officer






* Gernot H. Reiners is a citizen of Germany.












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